Quarterly Commentary

First Quarter 2019

Market Recap

After raising the Federal Funds rate four times in 2018, the Federal Reserve quickly pivoted at the start of the year. Instead of being "a long way from" neutral, interest rates are now "just below" that mark, according to the Fed, which left short-term rates unchanged in March. This subsequent dovish about-face, along with easing recession fears, provided solid footing for a rebound in capital markets during Q1 2019.

Within fixed income, High Yield (HY) led the way, gaining 7.6%, its strongest quarterly return since Q2 2009, mainly due to a rebound in oil prices, positive corporate earnings, and a strong labor market.


FIXED INCOME PERFORMANCE: 2018 Q2 - 2019 Q1
$110
$105
$100
$95
$90
$85
$80
Market Value ($)
$107.60
$99.58
$95.62
$94.54
$97.95
$98.86
High Yield
Investment Grade
7-10YR Treasury
2018 Q2
2018 Q3
2018 Q4
2019 Q1

How the Yield Curve Reacted:

Over the last three months, the Treasury yield curve has both flattened and dropped across the board. The curve also inverted at various points along the maturity spectrum, which historically can be predictive of a recession.

As of March 31st, the 6-month Treasury bill yielded 3 basis points *more* than the 10-year note. In contrast with 2016, today's yield curve offers very little term premium. In other words, investors are not being compensated for holding longer-dated investments.

How Spreads Reacted:

After flaring out to a high of 5.36% on January 3, 2019, HY spreads quickly shed about 125 basis points and ended the quarter at just over 4%. The average spread since 1995 has been roughly 5%. Most of this "spread compression" can be attributed to movement in the HY market as the yield-to-worst (YTW) went from 7.95% down to 6.48% (-147bps). At the same time, the yield on 10-year Treasury securities dropped from 2.69% to 2.41% (-28bps). This narrowing credit spread suggests that fixed income investors are not overly concerned about the economy.

How Fund Investors Reacted:

With the Fed signaling an accommodative backdrop, the appetite for risk returned and investors piled back into high yield mutual funds. According to Morningstar, $14.6 billion flowed into HY portfolios during Q1 2019, after suffering $19.8 billion in outflows during the previous quarter. The rebound in HY indicates that the fundamentals in the sector remain solid. Indeed, high yield default rates remain near 1% — the lowest level since 2014.

After grinding to a halt in December, when $0.6 billion of new bonds were issued, the High Yield market rebounded with three straight months of $20+ billion in issuance. The $67.2 billion in Q1 2019 marked a 4.5% increase from Q1 2018.

Fund Performance

The fund continues to position itself in a barbell fashion, consisting of low-volatility, short-duration, yield-to-call bonds (~50%) combined with "special situation" post-bankruptcy bonds and stocks (~20%). The fund also maintains a modest amount of traditional "core" HY securities (~20%) and equities/warrants (~10%). The higher concentration of YTC bonds exhibits a beta of roughly 0.3 to the index.

In much the same way these bonds did not participate in the Q4 2018 selloff, they did not participate in the overall HY rebound in Q1 2019. In the first quarter, the Trust returned 2.34%, which trailed the ICE BAML US High Yield Index (+7.38%) and the average HY fund tracked by Morningstar (+6.35%).


SPREADS: HYG vs. 10-Year
Percentage (%)
6
6
5
5
4
4
3
3
2
9/30/2018
11/13/2018
12/28/2018
2/13/2019
3/29/2019

Contributors to the Trust's performance:

- Crestwood Equity – 9.25% Preferred, purchased in November.
- YTC bonds: International Wire Group and Freeport McMoran (both redeemed in March), Alliance One, Brookfield, XPO Logistics.

Detractors to performance:

- Homer City, an independent, power generation company that reorganized in 2017.
- Viskase Companies Common Stock, a food service manufacturer based in Chicago, IL.
- American Gilsonite, produces "Gilsonite", a naturally occurring hydrocarbon resin. The company restructured in 2016.

Additions to Trust:

During the quarter, we found values in these names, most of which are callable within the next two years:

- Clean Harbors Inc. 5.125% 6/1/21
- Vistra Energy 8.125% 1/30/26
- Vistra Energy 7.625% 11/1/24
- Foot Locker 8.5% 1/15/22
- Fortress Trans & Inf 6.75% 3/15/22

Subtractions: A byproduct of investing in short duration securities is they are called or mature relatively quickly. Most of the securities removed from the portfolio were due to calls:

- Gibraltar 6.25% 2/1/21 (Full Call)
- CSC Holdings 10.125% 1/15/23 (Full Call)
- Targa Resources 4.125% 11/15/19 (Full Call)
- International Wire Group 10.75% 8/1/21 (Sold)
- Freeport McMoran 3.1% 3/15/20 (Full Call)

S&P Ratings Changes:

- XPO Logistics – Downgrade from BB to BB- (3/8/19)


Q2 2018 - Q1 2019 HIGH YIELD BOND ISSUANCE
Billions (USD)
80
70
60
50
40
30
20
10
0
$49.9
$44.6
$14.2
$67.2
2018 Q2
2018 Q3
2018 Q4
2019 Q1

Outlook

Factors which contributed to Q1 performance included a 32% increase in oil prices ($60/barrel) as OPEC cut production, a strong labor market, and better than expected corporate earnings. For these reasons, we hold constructive outlook regarding the U.S. economy.

However, we believe that geopolitical pressures — such as escalating trade wars, uncertainty surrounding Brexit, and looming issues regarding Italian sovereign debt — may not be fully priced into the markets, especially at the long end of the curve, and could potentially produce headwinds later in the year.

As such, we remain relatively defensively positioned with a barbell approach anchored by "YTC bonds." We continue to explore attractive risk/reward opportunities at the short end of HY. However if any of the aforementioned pressures do come to bear, we would look closely at any dislocations as opportunities to capture value and possibly extend duration.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX) ,a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 29 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Read and Listen to Bruce's Recent Takes on...

The Fed: *northeastinvestors.com/fed-holds-interest-rates-steady-sets-up-for-cuts/*
Corporate Debt: *northeastinvestors.com/dovish-fed-likely-to-feed-investor-appetite-for-corporate-debt/*
The Trade War: *northeastinvestors.com/whats-at-stake-for-high-yield/*
Low Rates: *northeastinvestors.com/managing-for-income-and-risk/*

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.